Exhibit 99.1b

First Half 2021 Report Zealand Pharma 12 August 2021

1H 2021 presentation 12 August 2021 2 Forward looking statement This presentation contains “forward - looking statements”, as that term is defined in the Private Securities Litigation Reform Act of 1995, as amended, that provide Zealand Pharma’s expectations or forecasts of future events regarding the research, development and commercialization of pharmaceutical products. The reader is cautioned not to rely on these forward - looking statements. Such forward - looking statements are subject to risks, uncertainties and inaccurate assumptions, which may cause actual results to differ materially from expectations set forth herein and may cause any or all of such forward - looking statements to be incorrect, and which include, but are not limited to, the occurrence of adverse safety events; risks of unexpected costs or delays; unexpected concerns that may arise from additional data, analysis or results obtained during clinical trials; failure to protect and enforce our data, intellectual property and other proprietary rights and uncertainties relating to intellectual property claims and challenges; re gulatory authorities may require additional information or further studies, or may fail to approve or may delay approval of our drug candidates or exp ans ion of product labeling; failure to obtain regulatory approvals in other jurisdictions; product liability claims; and the direct and indirect impacts of the ongoing COVID - 19 pandemic on our business, results of operations and financial condition. If any or all of such forward - looking statements prove to be incorrect, our actual results could differ materially and adversely from those anticipated or implied by such statements. The foregoing sets forth many, but not all, of the factors that could cause actual results to dif fer from our expectations in any forward - looking statement. All such forward - looking statements speak only as of the date of this presentation and are based on information available to Zea land Pharma as of the date of this release. We do not undertake to update any of these forward - looking statements to reflect events or circumstances t hat occur after the date hereof. Information concerning pharmaceuticals (including compounds under development) contained within this material is not in tended as advertising or medical advice.

3 Launch of Zegalogue ® with an optimized commercial team Advance our early - stage programs into the clinic Execute on our robust late - stage clinical pipeline Maintain a strong financial and organizational position Zealand Pharma in 2021 Historical year as the company becomes a fully integrated biopharmaceutical company 1H 2021 presentation 12 August 2021

With the ZEGALOGUE® approval we have taken another important step in pursuing our ambition as a fully integrated biopharmaceutical company Have 5 commercialized products by 2025 5x25 Fully operational US infrastructure High prescriber coverage Established relationships with KOLs and HCPs Optimize commercial operations Secure strong financial situation 0 500,000 1,000,000 1,500,000 2017 2018 2019 2020 1H 2021 Cash & cash equivalents Restricted cash Securities DKK thousand Invest in innovative peptide research platform and robust pipeline 1H 2021 presentation 12 August 2021 4

ZEGALOGUE ® provides an attractive treatment option for patients and providers alike 5 99% of patients in the main adult phase 3 trial recovered within 15 minutes All pivotal phase 3 studies reported the same median time to recovery Recovery Consistent 1H 2021 presentation 12 August 2021 Median time to blood glucose recovery of 10 minutes in adults and children 10 Minutes 1 www.zegalogue.com/prescribing - information

ZEGALOGUE ® Indication and Important Safety Information

INDICATION

ZEGALOGUE (dasiglucagon) injection is indicated for the treatment of severe hypoglycemia in pediatric and adult patients with diabetes aged 6 years and above.

IMPORTANT SAFETY INFORMATION

Contraindications

ZEGALOGUE is contraindicated in patients with pheochromocytoma because of the risk of substantial increase in blood pressure and in patients with insulinoma because of the risk of hypoglycemia.

Warnings and Precautions

ZEGALOGUE is contraindicated in patients with pheochromocytoma because glucagon products may stimulate the release of catecholamines from the tumor. If the patient develops a substantial increase in blood pressure and a previously undiagnosed pheochromocytoma is suspected, 5 to 10 mg of phentolamine mesylate, administered intravenously, has been shown to be effective in lowering blood pressure.

In patients with insulinoma, administration of glucagon products may produce an initial increase in blood glucose; however, ZEGALOGUE administration may directly or indirectly (through an initial rise in blood glucose) stimulate exaggerated insulin release from an insulinoma and cause hypoglycemia. ZEGALOGUE is contraindicated in patients with insulinoma. If a patient develops symptoms of hypoglycemia after a dose of ZEGALOGUE, give glucose orally or intravenously.

Allergic reactions have been reported with glucagon products; these include generalized rash, and in some cases anaphylactic shock with breathing difficulties and hypotension. Advise patients to seek immediate medical attention if they experience any symptoms of serious hypersensitivity reactions.

ZEGALOGUE is effective in treating hypoglycemia only if sufficient hepatic glycogen is present. Patients in states of starvation, with adrenal insufficiency or chronic hypoglycemia may not have adequate levels of hepatic glycogen for ZEGALOGUE administration to be effective. Patients with these conditions should be treated with glucose.

Adverse Reactions

The most common adverse reactions (≥2%) associated with ZEGALOGUE in adults were nausea, vomiting, headache, diarrhea and injection site pain; in pediatrics: nausea, vomiting, headache and injection site pain.

Drug Interactions

Patients taking beta-blockers may have a transient increase in pulse and blood pressure when given ZEGALOGUE. In patients taking indomethacin, ZEGALOGUE may lose its ability to raise blood glucose or may produce hypoglycemia. ZEGALOGUE may increase the anticoagulant effect of warfarin.

Please see Full Prescribing Information at (www.zegalogue.com/prescribing-information)

1H 2021 presentation 12 August 2021 6

ZEALAND PHARMA ConnectedCare

Patient Support Powered by e-Resources

Patient Support

- Available to patients with all insurance coverage types: Commercial, Medicare, Medicaid, or no insurance
- Benefits verification of insurance coverage within 24 hours
  - Electronic Prior Authorization facilitation (if applicable)
- Co-Pay Savings Card for commercially insured patients*†
- Patient Assistance Program* (PAP) with home delivery at no cost
- Automated e-Voucher Program*

Eligible commercially insured patients may pay as little as $25 for up to two ZEGALOGUE® devices per fill at pharmacies nationwide


ZEGALOGUE
(dasiglucagon) injection
ZEGALOGUE
Co-pay Savings Card
Eligible patients may pay as little as $25 for up to two ZEGALOGUE devices per fill
BIN# 600426
PCN# 54
Group# EC42701002
ID# XXXXXXXXXX

Acquisition Support

- Triage and Home Delivery at no cost to patients through Specialty Pharmacy
- Text Message Notifications to Patient with Prescription Updates

*Must meet eligibility criteria

† Co-Pay Savings Card can used at Zealand Pharma ConnectedCare pharmacy partners or at retail pharmacies nationwide (download required for non-RelayHealth enabled pharmacies

Strong pipeline with significant value potential

	Product Candidate	Preclinical	Phase 1	Phase 2	Phase 3	Registration	Marketed
Type 1 diabetes	Dasiglucagon Bi-Hormonal Artificial Pancreas Pump	Type 1 Diabetes management					ZEGALOGUE (dasiglucagon) injection; V-GO
	Dasiglucagon Mini-Dose Pen	T1D exercise-induced hypo					
Rare diseases	Dasiglucagon S.C. Continuous Infusion	Congenital hyperinsulinism					
	Glepaglutide GLP-2 Analog	Short Bowel Syndrome					
	Dapiglutide GLP-1/GLP-2 Dual Agonist	SBS+					
Obesity	BI 456906 GLP-1/GLU Dual Agonist[1] (Boehringer Ingelheim)	Obesity, NASH and T2D					
	ZP 8396 Amylin Analog	Obesity					
	ZP 6590 GIP Agonist	Obesity					
Inflammation	ZP 9830 Kv1.3 Ion Channel Blocker	IBD+					
	ZP 10000 α4β7 Integrin Inhibitor	IBD					
	Complement C3 Inhibitor[2] (AstraZeneca)	Undiscl.					

[1] Licensed to Boehringer Ingelheim: EUR 345 million outstanding potential development, regulatory and commercial milestones + high single to low double digit % royalties on global sales
[2] Licensed to AstraZeneca: USD 610 million potential development, regulatory and commercial milestones + high single to low double digits % royalties on net sales

1H 2021 presentation 12 August 2021
8

9 iLet ® bihormonal bionic pancreas (investigational device) Low - dose pen (investigational device) Creating a paradigm shift in type 1 diabetes management - utilizing dasiglucagon to achieve glycemic goals and quality of life Severe hypoglycemia Exercise - induced hypoglycemia 1 Automated glucose management 2 Getting to HbA1c >7% 20% 90% 1H 2021 presentation 12 August 2021 1 In Phase 2 development 2 Phase 3 ready with End - Of - Phase 2 meetings with the FDA completed Approved Phase 2 Initiated Phase 3 to be initiated in 2H 2021

Rare diseases 1H 2021 presentation 12 August 2021 10 Congenital Hyperinsulinism Short Bowel Syndrome

We aim to create options to address unmet medical needs
- Gearing up for Phase 3 data readouts for our rare disease franchise in CHI and SBS

Congenital Hyperinsulinism (CHI)



• Dasiglucagon s.c. infusion pump
• Ultra rare and devastating genetic disease ~300 newborns/ year in U.S. and EU[1,2]
• Persistent episodes of hypoglycemia, with insufficient response to existing medical treatment[3]

Short Bowel Syndrome (SBS)



• Glepaglutide pen injection
• Rare and severe disease affecting up to 40,000 people in the U.S. and Europe[4,5]
• Impaired intestinal absorptive capacity leads to fluid and nutritional deficiency

[1] https://www.orpha.net/consor/cgi-bin/ (not including transient cases due to perinatal stress or diabetic mother); [2] Congenital Hyperinsulinism International. Available at: http://congenitalhi.org; ; [3] De Leon et al. *Nat Clin Pract Endocrinol Metab* 2007;3:57-68, [4] Jeppesen P., Expert Opinion on Orphan Drugs; 1:515-25; [5] Transparency Market Research; Short Bowel Syndrome Market, 2017

1H 2021 presentation 12 August 2021 11

1H 2021 presentation 12 August 2021 Trial 17109 – Completed* Trial 17103 - Ongoing Open - label extension study 17106 - Ongoing * Dasiglucagon on top of standard of care (SOC) did not significantly reduce the rate of hypoglycemia compared to SOC alone when assessed by i ntermittent self - measured plasma glucose (primary endpoint). However, hypoglycemia was reduced by 40 – 50% when assessed by blinded continuous glucose monitoring (exploratory analysis). Dasiglucagon treatment was assessed to be safe and well tolerated in the study. 31 out of 32 patients have continued into the long - term extension study 32 patients, age 3 months - 12 years. Trial completed Hypo - prone, maximum therapy, incl. pancreatic surgery 8 weeks of treatment (4 weeks follow - up) 12 patients, age 7 days - 12 months. First patients enrolled; phase 3 trial readout expected in 2021 Newly diagnosed, dependent on IV glucose 25 days of treatment (4 weeks follow - up) Maximum 44 patients, age 1 month onwards Patients from 17109 and 17103 with ongoing positive benefit/risk Allows for long - term data Completion of the Phase 3 program for investigating dasiglucagon in Congenital Hyperinsulism expected in 2021 12

Glepaglutide pivotal phase 3 trial, EASE SBS 1, on track for 2022 results 13 EASE SBS 4 Ph3b trial initiation expected Q3 2021 • Open label trial assessing long - term glepaglutide effects on fluid and energy uptake 1H 2021 presentation 12 August 2021

1 pINN and data on file; 2 IP protection until at least 2037; 3 Madsen et al, Regulatory Peptides 184 (2013) 30 - 39 Dapiglutide 1,2 - Long - acting GLP - 1/GLP - 2 dual agonist Clinical progress Clinical experience with short - term GLP - 1 and GLP - 2 combination treatment in SBS 3 Phase 1a (SAD) • Dapiglutide was well - tolerated in single doses up to 7.5 mg in clinical models • Most common adverse events were nausea, vomiting and decreased appetite • Plasma half - life of approximately 120 hours • Dose - response relationship on gastric emptying and other biomarkers Phase 1b (MAD) • Once - weekly dosing • Dosing of 4 th and last cohort completed • Results expected in 2021 GLP - 1 GLP - 2 GLP - 1+GLP - 2 Reduction in fecal output (g/d) 295 ± 326 387 ± 333 503 ± 366 p<0.001 p<0.001 Dapiglutide is currently being investigated as a potential treatment option for SBS as well as a wider range of gastrointestinal diseases 1H 2021 presentation 12 August 2021 14

Obesity • 1H 2021 presentation 12 August 2021 15

Obesity is a complex metabolic disease requiring additional treatment options

- 650 million adults and 124 million children and adolescents suffering from obesity[1]

Dual-pharmacology holds great promise as a potential treatment option in obesity



%
0
10
20
30
Weight loss - Indicative
Historical anti-obesity therapeutics
Wegovy (recently approved GLP-1)
Dual pharmacology
Bariatric surgery
Time

Zealand Pharma's peptide approach

Dual agonists (one molecule – two actions)
- *BI 456906 – GLP-1-GLU receptor agonist*



Co-formulation or loose combo of mono agonists
- *ZP 8396 – Amylin analog*
- *ZP 6590 – GIP receptor agonist*



[1] Kumanyika S et al., N Engl J Med (2020) 383:2197-2200

1H 2021 presentation 12 August 2021

16

BI 456906* being investigated in three individual , parallel, Phase 2 trials targeting diabetes, obesity and NASH 17 ~1000 patients planned for enrollment in the Phase 2 program Phase 1: PK/safety Japanese HV Phase 1b: MAD Obese/OW; 16 weeks Phase 1a: SAD trial Healthy Volunteers Phase 2: Type 2 diabetes 350 subjects; 16 wks; Glycemic control, BW Phase 2: Obesity 350 subjects; 46 weeks, Body Weight (BW) Completed Completed Completed Expected completion Q4 2021 Phase 2: NASH 240 subjects; 48 weeks; NAS** • *Licensed to Boehringer Ingelheim: EUR 345 million outstanding potential development, regulatory and commercial milestones + hig h single to low double digit % royalties on global sales • ** Non - alcoholic Fatty Liver Disease (NAFLD) Activity Score Q3 2022 Q1 2023 Boehringer Ingelheim to present 16 - week weight loss data from Phase 1b at the Obesity Week conference in November 2021 A long - acting, acylated GLP - 1 - glucagon dual - acting peptide agonist GLP - 1 receptor GLU receptor BI 456906 BI 456906 1H 2021 presentation 12 August 2021

18 Amylin analogs hold potential as combination therapies for obesity Cagrilintide - amylin analog in development for treatment of obesity by Novo Nordisk 1 ZP8396 - amylin analog in preclinical development for treatment of obesity by Zealand Pharma 2 1 Novo Nordisk Q2, financial results investor presentation; https://investor.novonordisk.com/q2 - 2021 - presentation/ 2 Data on file • Long - acting, acylated amylin analog • Designed to allow for co - formulation with other peptides, including GLP - 1 and GIP • Weight loss in pre - clinical obesity models as monotherapy and in combination with GLP1 ZP 8396 Phase 1 initiation expected in H2 2021 1H 2021 presentation 12 August 2021

Financials • 1H 2021 presentation 12 August 2021 19

Income statement 1H 2021 presentation 12 August 2021 20 DKK million 1H 2021 1H 2020 Revenue DKK 132.1 DKK 233.4 Gross margin 65.8 205.4 Research and Development expenses - 285.0 - 291.7 Sales and Marketing Expenses - 202.9 - 74.9 Administrative Expenses - 128.8 - 70.7 Net Operating Expenses - 616.6 - 437.2 Net Operating Result - 550.8 - 230.9 Net Financial Items 5.4 - 9.0 Result before tax - 545.4 - 239.9 Tax 6.4 2.3 Net result for the period (after tax) DKK - 539.0 DKK - 237.6

Net Operating Expenses as of June 30, 2021 DKK 616.6 million / USD $98.5 million Cash position as of June 30, 2021 DKK 1.28 billion / USD 205.0 million 0 200,000 400,000 600,000 800,000 1,000,000 1,200,000 2017 2018 2019 2020 1H 2021 R&D expenses G&A expenses Sales & Marketing expenses 0 200,000 400,000 600,000 800,000 1,000,000 1,200,000 1,400,000 1,600,000 2017 2018 2019 2020 1H 2021 Cash & cash equivalents Restricted cash Securities DKK/USD exchange rates used: June 30, 2021 = 6.26 and December 31, 2020 = 6.54 DKK thousand DKK thousand Strong balance sheet allows for continued investments 1H 2021 presentation 12 August 2021 21

2021 financial guidance 1H 2021 presentation 12 August 2021 22 No change to financial guidance issued on March 11, 2021 In 2021, Zealand Pharma expects net product revenue from the sales of its commercial products of DKK 220 million +/ - 10% In 2021, Zealand Pharma expects revenue from existing license agreements. However, since such revenue is uncertain in terms of size and timing, Zealand Pharma does not intend to provide guidance on such revenue. Net operating expenses in 2021 are expected to be DKK 1,250 million +/ - 10%

23 Launch of Zegalogue ® with an optimized commercial team Advance our early - stage programs into the clinic Execute on our robust late - stage clinical pipeline Maintain a strong financial and organizational position Zealand Pharma in 2021 Historical year as the company becomes a fully integrated biopharmaceutical company 1H 2021 presentation 12 August 2021

Clinical • Completion of Dapiglutide Phase I program • Completion of CHI Phase III program • Initiation of BHAP Phase III program • BI 456901 Phase 1b 16 week weight lose data • Initiation of Amylin Phase I program Corporate Presentation 24 Zealand Pharma expected news flow 2021 2022 Financial • Q3 Earnings Release – November 11, 2021 Clinical • Glepaglutide EASE - SBS1 Phase III trial results Financial • FY 2021 Earnings Release – March 2022

Q&A session • 1H 2021 presentation 12 August 2021 25